Exhibit 99.1

Skillful Craftsman Appoints Mr. Dawei Chen as Chief Strategy Officer

WUXI, China, January 21, 2021 (GLOBE NEWSWIRE) -- Skillful Craftsman Education Technology Ltd. (“the Company” or “Skillful Craftsman”) (NASDAQ: EDTK), an education technology company providing interactive online learning services, today announced that the Company has appointed Mr. Dawei Chen as Chief Strategy Officer (CSO), effective on January 21, 2021.

In this newly created position, Mr. Chen will be responsible for working collaboratively with the Company’s business divisions to develop the Company’s strategic plan, making capital markets connections, creating M&A opportunities, and improving investor relations to achieve the Company’s strategic goals.

Prior to joining the Company, Mr. Chen has taken senior positions in leading multinational corporations and consulting firms, where he gained extensive experience in strategic planning and management consultancy. Over the past ten years, Mr. Chen focused on equity investment, with more than 20 successful IPOs and M&A transactions mainly in education, high-end manufacturing, IT infrastructure, Blockchain technology, and e-commerce. Additionally, Mr. Chen served as senior consultant for several Chinese companies listed abroad and took key roles in financing advisory and investor relations. Mr. Chen holds a bachelor’s degree from Beijing University of Posts and Telecommunications (BUPT), a Master of Engineering degree from Beijing Jiaotong University (BJTU) and an MBA degree from Concordia University in Canada.

Mr. Xiaofeng Gao, Chairman and CEO of Skillful Craftsman, commented, “This is the first time that we have created the position of CSO and we are excited to have Mr. Dawei Chen joining the Company. Mr. Chen has a proven track record in improving organizational performance through strategic planning and management consultancy. He brings an exceptional combination of business acumen and strategic insights to the education industry and capital market. Through thorough analyses of market trends and industry dynamics in China, he will seek to help improve the Company’s strategy and solidify our industry leadership position in delivering interactive online vocational training and virtual simulation experimental training courses. We believe Mr. Chen will help us build on our momentum.”

Mr. Dawei Chen, Chief Strategy Officer of Skillful Craftsman, stated, “I am thrilled to join the Management at such an exciting time in the Company’s development. Together with the Company’s Management team, I look forward to carving out new opportunities for growth and strengthening our position in providing value for our customers.”

About Skillful Craftsman

Skillful Craftsman is an education technology company that provides interactive online vocational training and virtual simulation experimental training courses. The Company began operations in Wuxi, China in 2013 and is a key supporter for China education reform and development for labor employment. As of September 30, 2020, the Company had 75.5 million total registered members, of which 3.28 million are fee-paying members. For more information, please visit: ir.kingwayup.com

Safe Harbor Statement

This report contains “forward-looking statements” for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that represent our beliefs, projections and predictions about future events. All statements other than statements of historical fact are “forward-looking statements,” including any projections of earnings, revenue or other financial items, any statements of the plans, strategies and objectives of management for future operations, any statements concerning proposed new projects or other developments, any statements regarding future economic conditions or performance, any statements of management’s beliefs, goals, strategies, intentions and objectives, and any statements of assumptions underlying any of the foregoing. Words such as “may”, “will”, “should”, “could”, “would”, “predicts”, “potential”, “continue”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar expressions, as well as statements in the future tense, identify forward-looking statements.

Forward-looking statements are based on information available at the time those statements are made and management’s belief as of that time with respect to future events. These statements are necessarily subjective and involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any future results, performance or achievements described in or implied by such statements. Such risks, uncertainties, and other factors include, but are not limited to, our ability to improve launch and leverage new technologies, cooperative relationships and strategic opportunities or anticipate market demand in a timely or cost-effective manner, and those factors discussed under the headings “Risk Factors”, “Operating and Financial Review and Prospects,” and elsewhere in our Annual Report on Form 20-F. Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether, or the times by which, our performance or results may be achieved. Actual results may differ materially from expected results described in our forward-looking statements, including with respect to correct measurement and identification of factors affecting our business or the extent of their likely impact, and the accuracy and completeness of the publicly available information with respect to the factors upon which our business strategy is based or the success of our business. The Company disclaims any intention to, and undertakes no obligation to, update or revise any forward-looking statement.

For investor and media enquiries, please contact:

Skillful Craftsman

Investor Relations Department

Email: iredtk@kingwayedu.cn

Ascent Investor Relations LLC

Tina Xiao

Tel: +1 917-609-0333

Email: tina.xiao@ascent-ir.com